UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39650

EUCRATES BIOMEDICAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

250 West 55th Street, Suite 13D

New York, New York 10019

(212) 710-5220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one ordinary share, no par value, and one-third of one Warrant

Ordinary shares, no par value

Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eucrates Biomedical Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EUCRATES BIOMEDICAL ACQUISITION CORP.

Date: May 8, 2023
	By:	/s/ Gonzalo Cordova
	Name:	Gonzalo Cordova
	Title:	Chief Financial Officer